INVEST IN THE AGENDA PERIOD

🤩 Understand your entire cycle and hormonal picture, so you can feel your best!



the agenda.
ALYX COBLE-FRAKES

theagendaperiod.com Brighton IA

Femtech

LEAD INVESTOR



Tammy McGillivray

I have seen for myself how tracking all four phases of my menstrual cycle can help my life flow easier than ever before. Knowing when I will be at my most confident allows me to reach my goals sooner. Knowing when my insecurities will be at their strongest allows me to cut myself some slack while I am already being beaten down by my own body. I believe that anyone with a Uterus will find this app useful in discovering the answers to questions that our educational leaders have not been able to answer. Ignorance is never bliss when your question is about your own body.

Invested $50,000 this round & $25,000 previously

Highlights

1. 1️⃣ Never sell your data!
2. 👉Made by women and menstruators for women and menstruators!

2. 👉Made by women and menstruators for women and menstruators!

3. 📈1,500 App Users!
4. ❤️268 People Supported The Agenda. in earlier fundraising. Time to expand our community-led effort!

Our Founder



Alyx Coble-Frakes CEO and Founder

Alyx Coble-Frakes is a passionate social entrepreneur. She has over 10 years of experience working in business and health and wellness. She is on a mission the help every woman and menstruator on the planet unlock their cyclicality!

The lack of menstrual cycle and body literacy information holds women and menstruators back in every corner of the globe. It is unethical that folks lose access to education, money, and resources because of something natural. We want to help change that!

The Agenda. helps you work with the phases of your menstrual cycle!

The Aha Moment:

In 2018, Alyx started her health coaching company. While tracking her sales data she found something interesting- she had the highest sales around the OVULATION phase of the menstrual cycle. Further investigation revealed that other similar tasks (like doing taxes or writing copy) were easier or harder depending on when she worked on them.

She had learned about cycle syncing- the process of adapting what you eat or how you exercise for the phases of the cycle. But hadn't heard of people talking about it in the world of work. That is when the idea for The Agenda. planning system and now App was born!



 **DID YOU KNOW?!**

The Majority of Period Apps were founded by men who...
- Don't understand the problem firsthand
- Have never personally experienced the shame and stigma society associates with menstruation
- Lack the perspective to create the most useful solutions/products

 helps you...  Track  Integrate  Improve



People without periods have predominantly led period tracking companies, only focusing on part of the problem, leading to a partial solution.
Apple
Clue
Flo

Being disconnected from the problem impacts your ability to craft the solution. The period app industry was founded on helping folks TRACK THEIR PERIOD- roughly 60 days out of the year. At The Agenda. we know to have a healthy PERIOD you need a healthy MENSTRUAL CYCLE... AKA the right education, supplies, and support for each day of the year!

Solution

the agenda. is a cycle tracking app
that helps women and menstruators connect
their daily lives to the phases of their cycle
to stay in flow.

We help users understand their unique cycle, and dive into each and every phase. Take that information and connect it to their electronic calendar so that the typically ignored pieces of their physiology become upfront and center, and help connect them to the correct pieces of content to improve any issues with their cycle! The complete solution.



Track Your Phases
Learn about each phase of your cycle and make note of how you're feeling
Make Plans
Plan your life based on trends you've noticed while tracking your cycle
Learn
Access premium content specifically tailored for women and menstruators

Hormones shift and change as folks move through the menstrual cycle. Hormones are chemical messengers that interact with the major systems of the

body. As a result, moods, energies, and entire physiology are impacted by these shifts. When people aren't taking this into account they are missing out!



THE BRAIN DURING THE MENSTRUAL CYCLE
For this graph: women have a 5-day period, 29-day cycle and ovulation on day 14
Oestrogen
Progesterone
OVULATION
PERIOD
HORMONE LEVELS
Lining of uterus builds up
Lining maintained
Lining breaks down
Uterus lining
Better spatial skills
More anxious
Calmer
Improved imagination, perception, memory and social abilities
Most sexual desire
FOLLICULAR PHASE
LUTEAL PHASE
Day 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29

The Problem

The world has been oriented to map with the circadian rhythm (and men's bodies follow this pattern). We are totally discounting the infradian rhythm, leaving behind the physiology of half of the planet! This disconnect leaves women and menstruators feeling depleted and guilty for "not being productive" or "not keeping up". When people are taught to align with their cyclical pattern things get easier.



THE PROBLEM: SOCIETY HASN'T EMBRACED THE FEMALE HORMONE CYCLE.
FEMALE HORMONES
Day 1
Day 14
Day 28
Testosterone
Luteinizing Hormone (LH)
Estrogen
Progesterone
MALE HORMONES
Day 1
Day 14
Day 28
Unlike the 24-hour male hormone cycle, there are key moments of the female cycle that, with the help of our app, would lead to time optimization, increased productivity, and de-stressing.

WhyNow?!



WHY THIS APP NOW?!
We were tired of disconnected folks making products for us, so

A vast majority of Companies and VC Dollars are run by and given to men. We are ready to disrupt this industry by working with people who actually experience menstrual pain and frustration so that we can create something NEW that actually meets our needs!

 

DATA PRIVACY POST-ROE

We understand it's hard to know who to trust with your data right now,

That's why we're adding BYOP: Bring Your Own Planner

So you can get the support without us ever having your information.

B.Y.O.P. Plan

With the "Bring Your Own Planner" plan, you never have to worry about your data or your privacy.

✓ Track your menstrual cycle using your own paper planner
✓ Use the app to learn about your phases
✓ Access to helpful articles and other premium content
✓ Cancel anytime

3 months — $9.99
30-day free trial — Billed quarterly

12 months — $24.99
30-day free trial — Billed annually

Privacy Policy   Terms & Conditions

It is more important than ever for folks to understand their menstrual cycle, and make decisions about their reproductive life and health. We hear and understand the fear of putting this sensitive information into a tech product. While still offering our full tracking mode, we are also launching #BYOP - Bring Your Own Planner!

We will show users how to track their cycle data on paper (with a planner of their choice) and partner with The Agenda. App for all wrap-around services.

Feedback from our Customers!



Testimonials

"I'VE BEEN TRACKING MY CYCLE FOR A FEW YEARS NOW, BUT **THE AGENDA. GAVE ME A NEW PERSPECTIVE AND WAYS TO WORK WITH MY CYCLE** TO HARNESS ENERGY FOR WORK, FRIENDSHIPS, AND PRODUCTIVITY."

AMBER G.

"I NOW KNOW THAT IF A WORK EVENT FALLS ON MENSTRUATION OR LUTEAL CYCLES, I NEED TO PREPARE A BIT MORE BECAUSE THAT ENERGY WON'T COME AS NATURALLY. I GIVE MYSELF PERMISSION TO REST AND REJUVENATE ENERGY AND WORK DRIVE. **IT HAS CHANGED EVERYTHING FOR ME WHEN IT COMES TO WORKING. STRESS LEVEL, GUILT, WORK ETHIC, PRODUCTIVITY ETC.**"

JESS D.

WHEN I GIVE MYSELF PERMISSION TO REST WITH MY CYCLE AND SCHEDULE MY MORE ADMINISTRATIVE TASKS IN LINE WITH WHEN I NEED TO ALLOW MY BODY TO REST, **I'M MUCH MORE PRODUCTIVE OVERALL**"

NICOLE W.

Team



"In 2018 I started a health coaching company, and found I had the highest sales during my OVULATION phase, I realized everything at work felt easier, or harder, depending on the phase I was in. The fact that we weren't taught that is a shame. Every cyclical person deserves access to this information, and we are excited to be a part of the solution"

Alyx Coble-Frakes
CEO & Founder

Our founder was truly the first customer of The Agenda. Period. She saw the power of this information unfolding in her own life with a direct impact on the bottom line. Our team understands how profound it is to finally have complete information about your physiology. It increases autonomy, understanding, and productivity. We are the right people to bring this to market! We have a combined 150 + years of experience and are ready to shake things up!!!

MEET OUR TEAM


Kameale Terry
ChargerHelp, Inc.
Business Advisor


Marseille Allen
Political Consultant
Strategy Advisor


Michael Stebbins
Science Advisors, LLC
Science Advisor


Kerry C. Duggan
SustainabiliD
Strategic Advisor


Dr. Sarah Hill
Research Scientist
Science Advisor


Kimla McDonald | CNM, MSN
Certified Nurse Midwife
Science Advisor


Madeline Miller
NexTiles
Business Advisor

COMMUNITY BUILT SINCE DAY 1...

May 2019	July 2019	March 2020	July 2020	April 2021
Agenda. Planner 100 Beta Testers	Launched 1st crowdfunding campaign 100+ supporters	Pivoted to Period App	Launched 2nd crowdfunding campaign 130+ supporters	Second Beta Test, The Agenda. App Started 240+ participants

TOGETHER WE HAVE ALREADY HELPED THOUSANDS OF PEOPLE:

1,400+ app downloads and 60,000+ reached with educational content



$ 12,500,CC0

1M USERS
Monthly Revenue - $11M/ mo

630K USERS
Monthly Revenue - $860k/ mo



This chart contains forward looking projections that cannot be guaranteed, and assumes a consistent users growth rate over time.

WHERE DO YOU FIT IN?!

We are disrupting a $17.8 billion industry.

We need investors who are:

Committed to advancing menstrual equity on the planet.

Excited to be on the cutting edge of technology, health, and work-life balance.

Dedicated to creating a better future for women and menstruators everywhere!

Join the Campaign and help us achieve

THE AGENDA. VISION

Ensuring that every woman and menstruator has access to the correct supplies, support, and education for each stage of life!

The Agenda. Founder Alyx with her two kids

...

THANK YOU!
#PeriodPowered

Facebook Group   /TheAgendaPeriod   @theagendaperiod